Exhibit 99.3

Pinduoduo: 2021 Shareholder Letter

March 17, 2021

SHANGHAI, China, March 17, 2021 (GLOBE NEWSWIRE) — This year’s shareholder letter comes slightly earlier than usual so that we can keep everyone updated on some new developments. At our Board meeting earlier today, the Board approved my resignation as the Chairman of the Board. Lei will take over as Chairman with immediate effect while continuing in his existing role as CEO. As I step down from the Board and relinquish my executive responsibilities at Pinduoduo, the 1:10 super voting rights attached to my shares will be removed. I will further entrust the voting rights of these shares to the Board, which has been guiding Pinduoduo in the past 3 years. At the same time, I pledge these shares to another three years of lock-up; they will not be sold.

I stepped down from the CEO position on July 1st last year, with the plan to fully transition the Chairman role to Lei one year from then. Two factors have prompted us to accelerate this transition.

First, the intensifying, and to a certain extent, distorted competition in some area has made me realize that the traditional approach of competing through scale and efficiency has its inevitable limitations. To change this, we must take action on deeper and more fundamental issues and seek answers from core technologies and the fundamental theories that underpin them. Although Pinduoduo is still a young company with a long runway for growth, it is about the right time to explore what’s next if we want the same quality and pace of growth in 10 years. As the founder of this company, I am probably the most suitable person to take on this task by stepping out of the business and the comfort zone to embark on a journey of exploration. It would be all the better if the journey is also aligned with my personal interests.

Second, the pandemic has caused dramatic changes externally, which accelerated the evolution of our operations and management team internally. Pinduoduo has transformed from a pure asset-light third-party model to becoming more asset-heavy, with new investments in warehouses, agriculture-focused logistics, and upstream sources of agriculture products. New businesses have sprouted and grown rapidly internally. Not only have these new developments stimulated Pinduoduo, they have also birthed and groomed a new generation of leaders and managers. It is time to let them shape the Pinduoduo they aspire to build.

So, what will Pinduoduo become in the future? I cannot say for sure, but I am happy to share my thoughts.

First, Pinduoduo will always be a company that puts the interests of its consumers and societal value first. The philosophy of “Benefit All”, “People First”, and “More Open” that we have practiced will be more distinctly acknowledged by the industry and the public. Pinduoduo, being a platform that serves the masses, will make every possible improvement — significant or invisible — prudently bit by bit and strive to create value for consumers and society. And because of this, it will increasingly be embraced by the public. The various obstacles it faces will slowly be broken and overcome, even if the journey may require some time and may be bumpy. Nonetheless, “Benefit All”, “People First”, and “More Open” should be the direction, as they will bring new life and hope in this new era.

Next, Pinduoduo will be an imaginative and constantly innovating company. Our vision of “Costco+Disney” will be more distinctly and vividly presented to our users. Even though we are still at the very early stage of “More savings, More fun”, we have already sensed the subtle differences sparked by the multiplier effect of compounding “More savings” with “More fun” and felt the tremendous force behind this chemical reaction that makes 1+1>2. Our execution and experiences of “More savings, More fun” over the past few years have led us to believe that this vision is rewarding, fun, hopeful and worth pursuing.

Finally, Pinduoduo will endeavor to become a mature and global public organization. In our 2018 Shareholder Letter at the time of IPO, we said that, “We envision Pinduoduo to be an organization that reports to the public. It should create value for the public, rather than being a show-off trophy for a few or carrying too much personal color. We want it to be an independent organization that brings value to the society with its unique organizational structure and corporate culture. Most importantly, it should continue to strive to better itself.” At that time, Pinduoduo was still a child just starting elementary school. Even though it has only been three years since then, Pinduoduo has become a youth entering adolescence. Observing its rapid transformation and growth, I am both joyful and anxious. Pinduoduo will have its own growth journey regardless of whether I am nervous, excited, or frightened as its guardian. I hope that my stepping down as the Chairman of the Board will aid this young person into independent adulthood.

What will I be doing after stepping down? I want to work on research in the fields of food sciences and life sciences. Pinduoduo has its roots in agriculture. In the past years, Pinduoduo’s contribution in agriculture has been mainly in downstream distribution and improving midstream supply chain efficiency. We have created greater income for farmers and savings for consumers by streamlining the supply chain and matching supply and demand more efficiently. However, improved efficiency in distribution and sales still does not fundamentally add value to agricultural products, nor inherently improve our health significantly. What can we do if we were to take a step further and go beyond efficiency improvements?

For example, through managing the farming process, can we implement reliable and effective control of harmful heavy metal content in potatoes, sweet potatoes, tomatoes, etc, while improving their micronutrient content in a managed and standardized manner? If the tomato could be cultivated such that every single fruit is packed with the optimal amount of Vitamin C and other micronutrients our bodies need, would our quality of life be much improved?

Or, if we could better comprehend how our bodies would react to and be affected by the different plant and animal proteins we consume, and then incorporate these insights into the synthetic production of alternative meats, could we create a next generation of meat that is simultaneously healthier, greener, and more sustainably supplied?

Taking one step further, if we further research into the protein structures and their traits in the human body, could we build on the work of the 2016 Nobel Prize in Chemistry Laureates on molecular machines to produce protein-based molecular motor that can travel through the blood vessels in the brain and unclog them to prevent strokes?

When we are young, our teachers always ask us what we aspire to become when we grow up. Like many others, I declared that I wanted to be a scientist. Alas, in the blink of an eye, I am already in my forties. It is probably unlikely for me to become a true scientist. But if I work hard and combine the chemistry that I loved in high school, the computer science that I learnt in university, and the operation experiences I acquired at work, maybe I can still make something meaningful happen. Though I can no longer become a true scientist myself, I would feel very lucky and blessed if I have the chance to become a research assistant to a future, possibly great, scientist.

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Pinduoduo Inc. investor@pinduoduo.com internationalmedia@pinduoduo.com

Source: Pinduoduo Inc.